Suresnes, October 16, 2007

VIA EDGAR (Correspondence)

Mr. Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Dassault Systèmes, S.A.

Form 20-F for Fiscal Year Ended December 31, 2006

Filed May 29, 2007

File No. 000-28578

Responses to SEC comments

Dear Mr. Krikorian:

We have reviewed the comments included in your letter dated October 5, 2007, regarding the Annual Report on Form 20-F for the year ended December 31, 2006, filed by Dassault Systèmes S.A. (the “Company”) on May 29, 2007 (the “Form 20-F”). The Company’s response to the Staff’s comments is set out below.

The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments followed with our response.

Form 20-F for the fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page F-4

1.

We note your response to prior comment number 3 which states that your current presentation of the amortization of acquired software costs is consistent with SAB Topic 11.B. Please note that SAB Topic 11.B suggests parenthetical disclosure be included in the cost of sales line to inform the reader that charges for depreciation, depletion and amortization is excluded from cost of sales. Revise your future filings to include such parenthetical disclosure or clarify how you plan to fully comply with this guidance.

In response to the Staff’s comment, we agree to include in our future filings a parenthetical disclosure in the cost of sale line item to comply with the presentation suggested in SAB Topic 11.B.

In connection with our responses to your comments above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone at +33 1 40 99 40 18, or by fax at +33 1 40 99 43 33.

Sincerely,

/s/ Thibault de Tersant

Thibault de Tersant

Executive Vice President and Chief Financial Officer